Exhibit 99.1

GFL Environmental Announces Densification of Southern US Footprint with the Acquisition of Frontier Waste Solutions and Provides an update on year-to-date M&A activity

MIAMI BEACH, FL – April 1, 2026 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) today announced the closing of the acquisition of Frontier Waste Solutions (“Frontier”), a vertically integrated network of solid waste assets across 24 sites in Texas. The Frontier assets are supported by a fleet of over 650 vehicles and nearly 1,000 employees.

“We have admired watching Frontier grow into a leading regional business under CEO John Gustafson’s leadership,” said Patrick Dovigi, Founder and Chief Executive Officer of GFL. “John and the other Frontier shareholders have rolled US$100 million of transaction proceeds into GFL shares, a testament to their belief in the future value creation opportunities of the combined businesses. We are excited that John and Frontier’s other senior management will continue to lead the business going forward as both employees and shareholders of GFL.”

Mr. Dovigi added, “The acquisition of Frontier provides a highly complementary set of assets that densifies our footprint and strengthens our presence in the Texas Triangle, one of the fastest growing regions in the United States. The favorable market dynamics in this region combined with deep expertise of the Frontier management team are expected to drive outsized revenue growth over the coming years. The acquisition also enhances our ability to deliver reliable, essential services to the communities that we serve in this market.”

Mr. Dovigi continued, “In addition to the acquisition of Frontier, since the start of the year we have completed seven other tuck-in acquisitions across multiple geographies, further densifying our existing footprint. Together, these acquisitions are expected to contribute $425.0 to $450.0 million in aggregate annualized revenue.”

Mr. Dovigi concluded, “We continue to demonstrate our ability to successfully execute our growth strategy of pursuing strategic and accretive acquisitions. With the transactions closed to date, we are positioned to meaningfully increase our guidance for 2026 when we report our first quarter results later this month. Furthermore, the strength of our balance sheet and our industry leading organic growth allow us to deploy capital into these acquisitions while maintaining our 2026 Net Leverage target of low to mid 3s.”

GFL financed the acquisitions completed year-to-date through its credit facility, cash on hand and the issuance of 2,582,463 subordinate voting shares as partial consideration for the acquisitions.

About GFL

GFL is the fourth largest diversified environmental services company in North America, providing comprehensive solid waste management services from its platform of facilities throughout Canada and 18 U.S. states. GFL has a workforce of more than 15,000 employees across its organization.

Forward Looking Statements

This release includes certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”), within the meaning of applicable U.S. and Canadian securities laws, respectively, including statements relating to the expected annualized revenue from recent acquisitions, maintaining the Company’s leverage levels and increasing the Company’s 2026 outlook. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, is subject to known and unknown risks, uncertainties, assumptions and other important factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward- looking information. Important factors that could materially affect our forward-looking information can be found in the “Risk Factors” section of GFL’s annual information form for the year ended December 31, 2025 and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. Shareholders, potential investors and other readers are urged to consider these risks carefully in evaluating our forward-looking information and are cautioned not to place undue reliance on such information. There can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors not currently known to us or that we currently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward- looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The forward-looking information contained in this release represents our expectations as of the date of this release (or as the date it is otherwise stated to be made), and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable U.S. or Canadian securities laws.

For more information:

Patrick Dovigi
+1 905-326-0101
pdovigi@gflenv.com